UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

0-31190

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of January, 2002

P.E. 1-31-02

CANPLATS RESOURCES CORPORATION

(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Canplats Resources Corporation – News Release dated January 14, 2002
- Form 45-902F, Report of Exempt Distribution dated January 17, 2002
- Form 51-901F, Quarterly Report dated January 21, 2002
- Form 45-102F2, Resale of Securities dated January 28, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canplats Resources Corporation -- SEC File No. 0-31190
(Registrant)

Date: February 11, 2002

By:

/s/ Linda J. Sue
Linda J. Sue, Secretary

L:\LJS\Docs\Forms\2002\CRC\Form6k-January.doc

CANPLATS

Canplats Resources Corporation
1180. 999 West Hastings Street
Vancouver. BC. Canada V6C 2W2
Telephone. 604 688 3846
Facsimile. 604 688 3847
www.canplats.com

NEWS RELEASE

January 14, 2002

Canadian Venture Exchange: CPQ

CANPLATS RAISES $180,000 IN PRIVATE PLACEMENT, COMMENCES AIRBORNE GEOPHYSICAL SURVEY

Vancouver, B.C. -- Canplats Resources Corporation reports the closing of the company's previously announced second 2001 flow-through private placement of 900,000 common shares at a price of $0.20 per share. Shares issued in connection with the private placement have a four-month hold period that expires on May 11, 2002, pursuant to Canadian Venture Exchange regulations.

The private placement will provide an additional $180,000 in exploration funding for the company. Canplats has contracted with Terraquest Ltd. for four separate airborne geophysical surveys totalling 2,356 line-kilometers over the Mount-Johnspine, Grand Bay and Mikinak properties. Mobilization for these surveys is now under way and on receipt of results in approximately four weeks, targets for additional diamond drilling will be finalized.

Canplats also reports that the company has earned a 50% interest in each of the Posh and Grand Bay properties. Canplats earned its interest in the Posh property held by East West Resource Corporation through cash payments of $30,000 and exploration expenditures in excess of $100,000. Canplats earned its interest in the Grand Bay property held by Canadian Golden Dragon Resources Ltd. through cash payments of $26,000 and exploration expenditures in excess of $100,000.

Canplats has staked or acquired a number of well-located properties in the Nipigon Plate area now totalling 3,164 claim units in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   Canplats Resources Corp.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   900,000 common shares.

4. Date of the distribution(s) of the security.

   January 11, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Section 74(2)(9) of the Act and Section 128(h) of the Rules.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
R.E. Gordon Davis 5555 Newton Wynd Vancouver, B.C. V6G 1H6	250,000	$0.20	$50,000	S. 74(2)(9) of the Act
Max Holtby 7795 Falcon Crescent Mission, B.C. V2V 3A8	50,000	$0.20	$10,000	S. 74(2)(9) of the Act

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Ross A. Mitchell 5831 Wallace Street Vancouver, B.C. V6N 2A3	100,000	$0.20	$20,000	S. 74(2)(9) of the Act
Robert A. Quartermain #723 – 666 Leg-in-Boot Square Vancouver, B.C. V5Z 4B3	100,000	$0.20	$20,000	S. 74(2)(9) of the Act
Linda J. Sue 4739 Duncliffe Road Richmond, B.C. V7E 3N2	50,000	$0.20	$10,000	S. 74(2)(9) of the Act
Kenneth C. McNaughton P6 – 1827 Wst 3rd Avenue Vancouver, B.C. V6J 1K9	100,000	$0.20	$20,000	S. 74(2)(9) of the Act
J. Edmund Bradley PH-5, 5700 Larch Street Vancouver, B.C. V6M 4E2	50,000	$0.20	$10,000	S. 128(h) of the Rules
David L Johnston 396 Celia Road P.O. Box 97 Cranbrook, B.C. V1C 4H6	25,000	$0.20	$5,000	S. 128(h) of the Rules
Vaughan Bruneau 4057 Ruby Avenue North Vancouver, B.C. V7R 4B5	100,000	$0.20	$20,000	S. 128(h) of the Rules
Paul LaFontaine #1607 – 1238 Richard Street Vancouver, B.C. V6B 3G2	25,000	$0.20	$5,000	S. 74(2)(9) of the Act
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	50,000	$0.20	$10,000	S. 128(h) of the Rules

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$180,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

Fourteen (14).

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$222,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 17th day of Januuary, 2002.

CANPLATS RESOURCES CORP.
Name of Issuer *(please print)*

Per: ______________________
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Canplats Resources Corporation
#1180 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2

2. Date of Material Change

January 14, 2002

3. Press Release

A news release was issued on January 14, 2002.

4. Summary of Material Change

Canplats Resources Corporation reports the closing of the company's flow-through private placement of 900,000 common shares at a price of $0.20 per share. Shares issued in connection with the private placement have a four-month hold period that expires on May 11, 2002, pursuant to Canadian Venture Exchange regulations.

5. Full Description of Material Changes

See attached news release dated January 14, 2002.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

NIL

8. Senior Officers

Names:	**R.E. Gordon Davis, President & CEO**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 21st day of January, 2002.

LINDA J. SUE
Linda J. Sue, Corporate Secretary

January 14, 2002 Canadian Venture Exchange: CPQ

CANPLATS RAISES $180,000 IN PRIVATE PLACEMENT, COMMENCES AIRBORNE GEOPHYSICAL SURVEY

Vancouver, B.C. -- Canplats Resources Corporation reports the closing of the company's previously announced second 2001 flow-through private placement of 900,000 common shares at a price of $0.20 per share. Shares issued in connection with the private placement have a four-month hold period that expires on May 11, 2002, pursuant to Canadian Venture Exchange regulations.

The private placement will provide an additional $180,000 in exploration funding for the company. Canplats has contracted with Terraquest Ltd. for four separate airborne geophysical surveys totalling 2,356 line-kilometers over the Mount-Johnspine, Grand Bay and Mikinak properties. Mobilization for these surveys is now under way and on receipt of results in approximately four weeks, targets for additional diamond drilling will be finalized.

Canplats also reports that the company has earned a 50% interest in each of the Posh and Grand Bay properties. Canplats earned its interest in the Posh property held by East West Resource Corporation through cash payments of $30,000 and exploration expenditures in excess of $100,000. Canplats earned its interest in the Grand Bay property held by Canadian Golden Dragon Resources Ltd. through cash payments of $26,000 and exploration expenditures in excess of $100,000.

Canplats has staked or acquired a number of well-located properties in the Nipigon Plate area now totalling 3,164 claim units in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1. Canplats Resources Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 11, 2002 of 900,000 common shares of Canplats Resources Corporation , Canplats Resources Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* of *amount or number and type of securities* of *Name of Issuer*, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 28th day of January, 2002.

CANPLATS RESOURCES CORPORATION

By: Linda J. Sue,
Corporate Secretary

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